United States securities and exchange commission logo





                               July 8, 2022

       Han Gengchen
       Chairman and Chief Executive Officer
       Origin Agritech Limited
       No. 21 Sheng Ming Yuan Road
       Changping District, Beijing 102206
       People's Republic of China

                                                        Re: Origin Agritech
Limited
                                                            Form 20-F for
Fiscal Year Ended September 30, 2021
                                                            Filed February 4,
2022
                                                            File No. 000-51576

       Dear Dr. Gengchen:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 20-F filed February 4, 2022

       Item 5. Operating and Financial Review and Prospects
       Operating Expenses, General and Administrative Expenses , page 49

   1. Please quantify and discuss the one-time expenses that resulted in the significant increase in operating and
general and administrative expenses each period. In addition, quantify each of the items that
resulted in the significant increase in general and administrative expenses each period.
Amounts included related to government subsidies discussed on page F-16 should also
be disclosed.
       Results of Operations - Revenues , page 49

   2. Please disclose the nature of scrap sales and the specific reasons for the significant variances in these
sales each period.
 Han Gengchen
Origin Agritech Limited
July 8, 2022
Page 2
Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue recognition , page F-16

3. Please tell us your consideration of revenue disaggregation and the disclosure of contract balances as required by ASC 606-10-50-5 through 50-8. We note you have RMB45.8 million advances from customers
Note 4. Discontinued Operations , page F-21

4. We note on page 49 that your inventory and provisions related to the seed production and distribution business are reported in discontinued business. Please clarify whether this is related to the Beijing Shihui as disclosed in Note 4. If so, tell us your consideration of
         ASC 205-20-50.
General

5. We note that all of your business activities currently take place in China. Please review the Division of Corporation Finance's December 20, 2021 guidance "Sample Letter to
         China-Based Companies    available at:
https://www.sec.gov/corpfin/sample-letter-china-
         based-companies and update your disclosure to further highlight the legal and operational risks associated with being a China-based company.
6. Please revise your disclosure on page 3 to remove the exclusion of Hong Kong and Macau from the definition of "China" and "PRC".
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Christie Wong at 202-551-3684 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Celeste Murphy at 202-551-3257 with any other questions.



FirstName LastNameHan Gengchen                                 Sincerely,
Comapany NameOrigin Agritech Limited
                                                               Division of
Corporation Finance
July 8, 2022 Page 2                                            Office of Life
Sciences
FirstName LastName